FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        --------------------------------

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 6-K/A

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                    under the Securities Exchange Act of 1934

                         COMMISSION FILE NUMBER: 0-29031

                             NET-FORCE SYSTEMS INC.
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
         (State or other jurisdiction of incorporation or organization)

                        Suite #10-Epicurean, Woods Centre
                                 P.O. Box W-645
                        St. John's, Antigua, West Indies
              (Address of principal executive offices and zip code)

                               Tel: (268)562-3452
                               Fax: (268)562-3453
                      (Issuer's telephone and fax numbers)

For the month of September 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X               Form 40-F
                           -----                      ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No  X
                     -----                     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______



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INDEX
-----

Item
----

1.     Recent Developments - Change in Control
2.     Recent Developments - Acquisition of Business
3.     Other Material Events
4. Audited Financial Statements - Sinovac Biotech Co. Ltd. and Net Force Systems Inc.
5.     Share Purchase Agreement - Exhibit 10.1
6.     Letter of Director's Resignation - Exhibit 17.1


Signatures
----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2003             By: /s/ Wei Dong Yin
                                        -----------------------------
                                        President


Item 1. Recent Developments - Changes in Control of Registrant.
---------------------------------------------------------------

On September 24, 2003, Mr. Wei Dong Yin entered into a share purchase agreement with Geneva Overseas Holdings Ltd. whereby Mr. Yin acquired 6,544,830 shares from Geneva Overseas Holdings Ltd. at $0.03 per share for a total of $195,000.

On September 24, 2003, the Board of Directors of Net Force Systems Inc. appointed Mr. Wei Dong Yin, Ms. Lily Wang, and Mr. He Ping Wang to fill vacancies on the Board. Mr. Yin is President, Chief Executive Officer and Ms. Wang is Chief Financial Officer.

Mr. Wei Dong Yin is a director and the General Manager of Sinovac Biotech Co., Ltd. He is responsible for the State Model Project for Hi-tech
Industrialization. Mr. Yin has devoted 20 years to the Hepatitis A virus research and is the technological inventor of Inactive Hepatitis A Vaccine. Mr. Yin is also heading the research on Inactivated SARS Vaccine.

Mr. Yin is not a director of any other company.

Mr. Wang is Vice General Manager with Beijing Fuhua Construction. Mr. Wang commenced employment with Beijing Fuha in 1993. Mr. Wang obtained is Bachelor's Degree from the Beijing Instrument Industrial University.

Mr. Wang is not a director of any other company.

Ms. Lily Wang is President of USA Xinyu Co. Ltd. Ms. Wang commenced employment with USA Xinyu in 1993. Ms. Wang completed the MBA program in 1993 at The School of Business Administration of USA- University of Hawaii.

Ms. Wang is not a director of any other company.

On September 24, 2003, Mr. Terry Bowering, Director, President, Chief Executive Officer and Chief Financial Officer, Mr. Trevor Bowering, Director, Mr. Dwight Lewis, Director and Mr. Derek Ferguson, Director, each tendered their resignation to the Board and the Board of Directors accepted each resignation.

Upon the Board's acceptance of Mr. Terry Bowering's resignation, Mr. Yin was appointed President and Chief Executive Officer and Ms. Lily Wang was appointed Chief Financial Officer.

On September 24, 2003, the Net Force Systems Inc., ("Net Force") a corporation organized under the laws of Antigua and Barbuda and Lily Wang, ("Wang") a natural person of the United States entered into a share purchase agreement together with schedules and exhibits.

Ms. Lily Wang owns approximately 51% ownership interest in Sinovac Biotech Co. Ltd. ("Sinovac") a company organized under the laws of the Peoples Republic of China. Wang desired to sell her Sinovac shares and Net Force desired to acquire her Sinovac shares. Upon completion of this transaction, Net Force gained controlling indirect ownership interest in Sinovac for the consideration of 10,000,000 newly-issued shares of common stock of Net Force, at a stated value



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of $0.60 per share for a total of $6,000,000 constituting approximately 37% of
Net Force's outstanding capital stock after such issuance on a fully-diluted basis. Net Force's Board of Directors approved this transaction and it was executed on September 24, 2003.

A copy of the Stock Purchase Agreement is attached as Exhibit 10.1.


Item 2. Recent Developments - Acquisition of Business.
------------------------------------------------------

Pursuant to the Stock Purchase Agreement, Net Force will acquire from the Sinovac shareholders approximately 51% of the issued and outstanding capital stock of Sinovac. In so doing, Net Force acquired a controlling indirect ownership interest in Sinovac.

Sinovac specializes in the research and development of commercialization of human vaccines for infectious illnesses such as Hepatitis A, Hepatitis A&B, influenza and "SARS". This acquisition is essential to the future growth of the Net Force and will fit into the overall strategy of Net Force to expand into the biotechnology industry. In completing this transaction, the company is taking the first step of this strategic shift into this industry. Net Force intends to leverage off such an important base and further expand in the biomedical and biotechnology industries.

The acquisition will be treated for accounting purposes as a purchase and is a tax-free exchange under the United States Internal Revenue Code of 1986, as amended.

About Sinovac Biotech Co. Ltd
-----------------------------
In 2002, Sinovac Biotech Co. Ltd., successfully launched its Hepatitis A vaccine
- the first of its kind developed by Chinese scientists using their proprietary technology with its primary market in China.

Sinovac is also currently working towards the near-term launch of a combined Hepatitis A&B vaccine for domestic and foreign markets. Clinical trials for this proprietary biomedical innovation have recently been completed and are currently been evaluated. To date only one combined vaccine (Twinrix) has been developed by multinational pharmaceutical giant Glaxo Smith Kline. Sinovac will compete in this market with Glaxo Smith Kline.

Sinovac's proprietary, cost-effective vaccines are expected to keep the company at the forefront of China's emerging biopharmaceutical industry and to offer developing Southeast Asian nations with low-cost alternatives to the more expensive vaccines offered today. A survey conducted by Glaxo Smith Kline suggests that China's market for the Hepatitis A vaccine will be work approximately $US1.5 billion by 2005. While expanding the domestic market for vaccines, Sinovac and Sino Pharma are committed to aggressively targeting overseas markets for such in-development vaccines as the combined Hepatitis A&B and the awaited SAR biotechnologies. A joint venture marketing agreement has already been signed with Best Invent Technology - a subsidiary of Indonesia's leading pharmaceutical company, P Kalbe Farma tbk.


Item 3. Other Events and Regulation FD Disclosure
-------------------------------------------------

This current report contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to consummation of a proposed transaction and commercialization of products, all of which involve risks and uncertainties that could materially affect actual results. Such statements are based on Management's current expectations and actual results could differ materially. Investors should refer to documents that the Company files from time to time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward-looking statements contained in this report. Such Filing includes, without limitation, the Company's Form 20F and Form 6-K reports.


Item 4. Financial Statements
----------------------------

Filed herewith are the audited financial statements of Net Force Systems for year ended March 31 - Exhibit 99.1 and Sinovac Biotech Co. Ltd. for the year ended June 30, 2003 - Exhibit 99.2.


Item 5. Share Purchase Agreement - Exhibit 10.1
-----------------------------------------------


Item 6. Letter of Director's Resignation - Exhibit 17.1
-------------------------------------------------------